
10030969

AB 5/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-18361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CAMERON, MURPHY & SPANGLER, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 S. Oakland Avenue
(No. and Street)

Pasadena	**California**	**91101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stein & Company, CPA's
(Name - *if individual, state last, first, middle name)*

655 N. Central Ave. 17th Floor	**Glendale**	**California**	**91203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant ☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 5/5

OATH OR AFFIRMATION

I, **Donald R. Cameron**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cameron, Murphy & Spangler, Inc.,

of **December 31,** 20 **09**, are true and correct. I further swear (or affirm)

Signature

President

Title


GWEN D. JENKINS
COMM. # 1837899
NOTARY PUBLIC, CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires March 22, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (;) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMERON, MURPHY & SPANGLER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

TABLE OF CONTENTS

Stein & Company
Certified Public Accountants
Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants *Member of the California Society of Certified Public Accountants*
655 N. Central Ave. 17th Floor
Glendale, CA 91203
Phone: (818) 649-8350
Cell: (818) 634-2276

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Cameron, Murphy and Spangler, Inc.
Pasadena, California

We have audited the accompanying balance sheets of Cameron, Murphy and Spangler, Inc. as of December 31, 2009 and the related statements of comprehensive income, stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cameron, Murphy and Spangler, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 10 and 11 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Glendale, California
February 24, 2010

CAMERON, MURPHY AND SPANGLER, INC.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Current assets:		
Cash	$	180,393
Receivables from brokers and dealers		41,321
Marketable securities		480,621
Due from stockholder		120,000
Prepaid expenses		14,228
Total current assets		836,563
Net property and equipment		181,204
Long-term receivable		192,414
Due from related party		308,490
Total assets	$	1,518,671

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	13,025
Accrued expenses		9,422
Total current liabilities		22,447
Stockholders' equity		
Common stock, no par value, 200 shares authorized and issued, 100 shares outstanding		50,000
Retained earnings		1,446,224
Total stockholders' equity		1,496,224
Total liabilities and stockholders' equity	$	1,518,671

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
STATEMENT OF COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commission income	$ 1,173,969
Expenses:	
Commissions	252,747
Officer salaries	207,000
Office salaries	125,055
Pension plan expense	126,431
Other operating expenses	65,048
Employee benefits	49,523
Payroll taxes	43,851
Auto expenses	43,169
Travel and entertainment	41,668
Office expenses	30,308
Professional dues and associations	25,611
Depreciation and amortization	24,269
Legal and professional	20,898
Telephone	18,842
Insurance	10,553
Taxes, licenses and regulatory fees	3,821
Consulting fees	2,361
Total operating expenses	1,091,155
Income before other comprehensive income	82,814
Other comprehensive income:	
Interest and dividends	24,764
Net income	$ 107,578

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock 200 shares authorized Outstanding Shares		Treasury Stock		Retained	Total Stockholders'
	shares	Amount	Shares	Amount	Earnings	Equity
Balance, January 1, 2009	100	$ 50,000	100	$ (315,000)	$ 1,671,724	$ 1,406,724
Net income for the year ended December 31, 2009					107,578	107,578
Balance, December 31, 2009	100	$ 50,000	100	$ (315,000)	$ 1,779,302	1,514,302
Unrealized losses from marketable securities available for sale						(18,078)
						$ 1,496,224

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows provided by (used for) operating activities:		
Net income		$ 107,578
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation and amortization	24,269	
(Increase) decrease in assets:		
Receivables from brokers and dealers	(14,508)	
Prepaid expenses and other current assets	(6,788)	
Increase (decrease) in liabilities:		
Accounts payable	2,904	
Accrued expenses	9,422	
Net cash provided by operating activities		15,299
Cash flows provided by (used for) investing activities:		
Acquisitions of property and equipment	(5,414)	
Purchases of marketable securities	(42,867)	
Increase in due from stockholder	(120,000)	
Decrease in due from related party	107,922	
Net cash (used for) investing activities		(60,359)
Increase in cash		62,518
Cash-beginning of year		117,875
Cash-end of year		$ 180,393

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Activity

Cameron, Murphy and Spangler, Inc. (the Company) provides investment advisory services for its clients. The Company is a registered broker-dealer as a member of FINRA (Financial Industry Regulatory Authority). All investments are maintained by brokerage companies and the Company does not own any of the funds it invests on behalf of its clients. The Company generally receives its revenues in the form of commissions, typically by the brokerage houses. Most of the Company's clients are located in the Southern California area.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Basis of Accounting

The company maintains its accounting records on the accrual basis of accounting. Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date.

Building, Property and Equipment

Plant, property and equipment are stated at cost. Depreciation is provided by the straight-line method over the useful lives of the related assets, from five to thirty years.

Bond Amortization

The Company amortizes bond premiums and discounts on the straight-line method over the remaining life of the bond, based on the date of purchase.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company's stockholders have elected to be taxed as an S-corporation and therefore the corporation incurs no Federal tax liability. Accordingly, any income or losses are taxed directly to the individual stockholders. The Company incurs a minimum state income tax liability.

Marketable Securities

In accordance with SFAS No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*," the Company determines the appropriate classification of securities at the time of purchase and reassesses the appropriateness of the classification at each reporting date. At December 31, 2009, all marketable securities held by the Company have been classified as available-for-sale and, as a result, are stated at fair value, based upon quoted market price as determined in active markets, with unrealized gains and losses included as a component of accumulated other comprehensive income in the accompanying balance sheet. Most of the securities consist of various municipal bonds with varying rates of interest and maturity dates.

Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall be the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $646,045 which exceeded its requirement by $596,045.

A computation of reserve requirements and information relating to possession and control are not applicable to Cameron, Murphy and Spangler, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (II).

2. BUILDING, PROPERTY AND EQUIPMENT

Plant, property and equipment consist of the following:

Property and equipment consist of the following:

Building	$ 248,000
Equipment, furniture and fixtures	188,812
Leasehold improvements	66,743
Land	62,000
Automobiles	50,255
	615,810
Less: accumulated depreciation	(434,606)
	$ 181,204

3. RELATED PARTY TRANSACTION

The Company has a loan outstanding to a relative of the stockholder. The loan is unsecured with interest at approximately 4% per annum. As the loan is not expected to be repaid within the year, it has been classified as non-current on the accompanying balance sheet. The loan is personally guaranteed by the stockholder of the Company.

4. DUE FROM STOCKHOLDER

Due from stockholder was a short-term unsecured loan without interest and was repaid to the Company in January 2010.

5. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan retirement plan (the Plan) covering substantially all employees who have one year of continuous service. Each year, the Company may elect to make a discretionary match of 20% of each employee's compensation, subject to legal limits. The Company's contributions are vested over a six year period. Employees may typically start receiving benefits at the age of 55. The Company reserves the right to terminate the Plan at any time, at which point all of the contributions made to the Plan would become 100% vested.

Contributions made by the Company for the year ended December 31, 2009 were approximately $126,000.

6. SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year ended December 31, 2009 for income taxes amounted to $500.

CAMERON, MURPHY AND SPANGLER, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15C3-1
YEAR ENDED DECEMBER 31, 2009

CREDITS				
Shareholders' equity				1,496,224
DEBITS				
Non allowable assets:				
Petty cash	$	200		
Net property and equipment		181,204		
Haircuts on securities		33,643		
Prepaid expenses		14,228		
Notes receivable		620,904		
TOTAL DEBITS				850,179
NET CAPITAL			$	646,045
6-2/3% of aggregate indebtedness in the amount of $1,126 or $50,000, whichever is greater			$	50,000
EXCESS NET CAPITAL			$	596,045
AGGREGATE INDEBTEDNESS				
Accounts payable and accrued expenses				22,447
TOTAL AGGREGATE INDEBTEDNESS			$	22,447
Ratio of Aggregate Indebtedness to Net Capital				0.04:1.0

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
RECONCILATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2009

Net capital per FOCUS report, part II	$	646,045
Audit adjustments		0
Net Capital	$	596,045

See accompanying notes and independent auditors' report.

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

018361 FINRA DEC
CAMERON MURPHY & SPANGLER INC 16*16
170 S OAKLAND AVE
PASADENA CA 91101-2561

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2311
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( )
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 2311
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 19.
   F. Total assessment balance and interest due (or overpayment carried forward) $ 2330
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2330
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cameron Murphy & Spangler Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 01 day of March, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 934052
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2432
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	7312
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	9744
2d. SIPC Net Operating Revenues	$ 924,308
2e. General Assessment @ .0025	$ 2311

(to page 1 but not less than $150 minimum)

DESIGNATION OF ACCOUNTANT
Sec Rule 17a-5(f)(2)

(i) Broker/Dealer

Firm Name: Cameron Murphy & Spangler, Inc.

Address: 170 South Oakland Avenue

Pasadena, CA 91101

Telephone Number: 626-449-1323

SEC Registration Number: 8-18361

CRD Registration Number: 6864

(ii) Accounting Firm:

Name: Stein & Company

Address: 655 N. Central Ave. 17th Floor Glendale CA 91203

Telephone: 818-634-2276

Accountant' Registration Number: 8-18361

(iii) Audit date covered by the Agreement:

Month: December **Day:** 31 **Year:** 2009

The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

☐ is for the annual audit only for the fiscal year ending 2009 *

☒ is of a continuing nature providing for successive annual audits

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the law of his place or residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place and residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in 17a-5(f)(1), NASD Regulation may deem the audit of the broker-dealer to no have been filed.

(By Firm's FINOP or President)

Signature: Donald R Cameron

Name: Donald R. Cameron

Title: President

Date: 4/27/10

Henson & Company, CPA's, Inc.
2045 Huntington Drive Suite B
South Pasadena, CA 91030

February 15, 2010

Cameron Murphy & Spangler, Inc.
170 So. Oakland Ave.
Pasadena, CA 91101

Re: Change in accountants

As required by SEC Rule 17a-5(f)(4), the purpose of this letter is to inform you of the following:

- The termination of our services was not the result of any problems existing during the 24 months preceding this termination.

- We are in agreement that our report on the financial statements for any of the past two years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified as to uncertainties, audit scope, or accounting principles.

Our accountant's report on the financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified as to uncertainties, audit scope, or accounting principles.

Sincerely,



Stephen Henson, CPA
President

Cameron Murphy & Spangler, Inc.
170 South Oakland Avenue
Pasadena, CA 91101
(626) 449-1323 Fax (626) 449-9740

February 15, 2010

Henson & Company, CPA's, Inc.
2045 Huntington Drive Suite B
South Pasadena, CA 91030

Re: Change in accountants

As required by SEC Rule 17a-5(f)(4), the purpose of this letter is to inform you of the following:

- Your services will not be utilized in future engagements, beginning with the audit for the year ended December 31, 2009, for which we will be using another audit firm.
- This termination of your services was not the result of any problems existing during the 24 months preceding this termination.

We have noted that your accountant's report on the financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified as to uncertainties, audit scope, or accounting principles.

Sincerely,



Donald R. Cameron
President